UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 16, 2004

PREMIER BRANDS FOODS PLC

(formerly Premier Foods plc and
Premier International Foods plc)

(Translation of registrant’s name into English)

28 The Green
Kings Norton
Birmingham
B38 8SD
England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.) Yes ☐ No ☑

EXHIBIT INDEX
SIGNATURES

PREFATORY NOTE

Premier Brands Foods plc is filing this Form 6-K/A for the purpose of filing the attached Exhibit 99.1 which restates and reclassifies certain financial data in the First Quarter Financial Report to Bondholders issued by Premier for the three month period ended April 3, 2004 in accordance with our press release on Form 6-K filed by the registrant on June 23, 2004. The attached Exhibit 99.1 filed herewith should be deemed to replace the Exhibit 99.1 on the Form 6-K filed by the registrant on May 14, 2004.

EXHIBIT INDEX

Exhibit	Description
99.1	Restated First Quarter Financial Report to Bondholders issued by Premier for the three month period ended April 3, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2004

Premier Brands Foods plc

By: /s/ Paul Thomas

Name: Paul Thomas
Title: Group Finance Director

To Holders of

$200,000,000 12% Senior Notes due 2009

and

£75,000,000 12¼% Senior Notes due 2009

Amendment No. 1 to
Quarterly Financial Report

of

Premier Brands Foods plc
(formerly Premier Foods plc)
for the three-month period ended April 3, 2004

28 The Green
Kings Norton
Birmingham B38 8SD
United Kingdom

QUARTERLY FINANCIAL REPORT OF PREMIER BRANDS FOODS PLC

INDEX

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This quarterly report includes statements that are, or may be deemed to be, “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this quarterly report, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. We make these forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

•	our ability to leverage our leading market positions, flexible manufacturing capabilities and long-standing relationships with retailers in the United Kingdom (the “U.K.”) to introduce both new products and product line extensions;

•	the competitive environment in the food market in general and in our specific market areas and our ability to expand our business and develop additional revenue sources; and

•	our ability to grow our food service business.

     Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this quarterly report, those results or developments may not be indicative of results or developments in subsequent periods.

     We undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this quarterly report.

CERTAIN TERMINOLOGY

     Unless otherwise indicated, references to “Premier”, the “Group”, “we”, “us”, “our” and “ours” in this quarterly report are to Premier Brands Foods plc (formerly Premier Foods plc, formerly Premier International Foods plc) and its consolidated subsidiaries. The “Company” refers to Premier Brands Foods plc excluding its consolidated subsidiaries. “Premier Holdings” refers to Premier Foods (Holdings) Limited, our immediate parent company (formerly Premier Holdings Limited, itself formerly known as Hillsdown Holdings Limited). “Premier Financing” refers to Premier Financing Limited, our wholly owned subsidiary. “Hicks Muse” refers to Hicks, Muse, Tate & Furst Limited and its affiliates. The “Senior Notes” refers to our $200,000,000 12% Senior Notes due 2009 and £75,000,000 12¼% Senior Notes due 2009. The “Indenture” refers to the Indenture, dated as of August 10, 1999, between Premier and Bankers Trust Company, as Trustee. The “Senior Credit Facility” refers to the bank credit facility we have under the Senior Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, and J.P. Morgan Europe Limited as agent and security agent. “U.K.” refers to the United Kingdom of Great Britain and Northern Ireland. The “Acquisition Facility” refers to the subordinated facility we have under the Acquisition Facility Agreement with J.P. Morgan plc as arranger, JPMorgan Chase Bank as underwriter, and J.P. Morgan Europe Limited as agent and security agent. “U.K. GAAP” refers to generally accepted accounting principles in the United Kingdom. “U.S. GAAP” refers to generally accepted accounting principles in the United States. The “U.S.” and “United States” refer to the United States of America.

     On 2 July 2004, Premier Foods plc changed its name to Premier Brands Foods plc.

PRESENTATION OF FINANCIAL INFORMATION

     Amounts previously reported for our unaudited consolidated profit/(loss) on ordinary activities after taxation and total shareholders’ deficit under UK GAAP differ from those amounts shown as of and for the three-month period ended April 3, 2004 presented in this quarterly report. The amounts presented in this quarterly report have been restated under UK GAAP in connection with the recognition of certain restructuring charges related to the integration of our potato packing and marketing business with our grocery business and the planned closure of our Edinburgh facility. A discussion of the impact of the restatement on our profit/(loss) on ordinary activities after taxation and total shareholders’ deficit is included in note 1 to our unaudited consolidated financial statements beginning on page 8 of this quarterly report.

     Amounts previously reported for our unaudited consolidated net income and total shareholders’ deficit under US GAAP differ from those amounts shown as of and for the three-month period ended April 3, 2004 presented in this quarterly report. The amounts presented in this quarterly report have been restated under US GAAP in connection with the recognition of certain restructuring charges related to the integration of our potato packing and marketing business with our grocery business. A discussion of the impact of the restatement on our net income and total shareholders’ deficit is included in “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (unaudited)” beginning on page 19 of this quarterly report.

     Amounts previously reported as turnover in our unaudited consolidated profit and loss accounts for the three-month periods ended April 3, 2004 and March 29, 2003 have been changed to reflect the reclassification of certain promotional expenditures which were more appropriately classified as a reduction in “turnover” rather than “selling and distribution costs”. A discussion of the impact of the reclassification is included in notes 1 and 2 to our unaudited consolidated financial statements beginning on page 8 of this quarterly report.

Premier Brands Foods plc

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

			Three Months Ended
				April 3,
		Note	March 29, 2003	2004 (restated)
			£m	£m
Turnover:	Continuing operations(1)		211.7	246.4
	Discontinued operations		—	—

		2	211.7	246.4
Operating profit:	Continuing operations		14.8	19.5
	Operating exceptional items	3	—	(3.5)

			14.8	16.0
	Discontinued operations		—	—
	Operating exceptional items		—	—

	Profit before non-operating exceptional items	2	14.8	16.0
	Non-operating exceptional items	3	1.6	(0.9)

	Profit on ordinary activities before interest and taxation		16.4	15.1
	Interest receivable and similar income		1.1	0.4
	Interest payable and similar charges	4	(18.7)	(14.9)

	Net interest payable and similar charges		(17.6)	(14.5)
	Profit/(loss) on ordinary activities before taxation		(1.2)	0.6
	Taxation (charge)/credit on profit/(loss) on ordinary activities		0.7	(0.7)

	Profit/(loss) on ordinary activities after taxation		(0.5)	(0.1)
	Dividends		—	—

	Transferred to reserves		(0.5)	(0.1)

1.	Turnover has been amended in line with the reclassification disclosed in note 2 to this quarterly financial report.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Premier Brands Foods plc

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

			April 3,
		December 31,	2004
		2003	(restated)
	Note	£m	£m
Fixed assets:
Intangible assets		190.4	187.8
Tangible assets		153.1	155.4
Investments		0.2	0.3

		343.7	343.5
Current assets:
Stocks	5	122.3	120.8
Debtors due:
Within one year		118.7	138.9
After more than one year		6.5	6.5
Cash at bank and in hand		24.6	25.1

		272.1	291.3
Creditors: amounts falling due within one year:
Bank loans, overdrafts and other creditors		(238.0)	(257.6)

Net current assets		34.1	33.7
Total assets less current liabilities		377.8	377.2
Creditors: amounts falling due after more than one year
Borrowings	6	(497.7)	(498.5)
Other creditors		(0.2)	(0.2)
Provisions for liabilities and charges		(14.3)	(15.5)

		(512.2)	(514.2)

Net liabilities		(134.4)	(137.0)

Capital and reserves:
Share capital		83.7	83.7
Share premium account		623.2	623.2
Revaluation reserve		4.0	4.0
Profit and loss account		(845.3)	(847.9)

Total shareholders’ deficit		(134.4)	(137.0)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Premier Brands Foods plc

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

			Three Months Ended
			March 29,	April 3,
			2003	2004
	Note		£m	£m
Net cash (outflow)/inflow from operating activities	(a	)	12.1	(2.0)
Return on investments and servicing of finance			(16.7)	(18.5)
Taxation			(0.2)	—
Capital expenditure and financial investment			(2.7)	(8.8)

Cash inflow before financing			(7.5)	(29.3)
Financing
Increase in gross debt			(6.4)	(29.3)

			(6.4)	(29.3)

Decrease in cash in the period			(13.9)	(58.6)

Reconciliation of net cash flow to movement in net debt
Decrease in net cash in the period			(13.9)	(58.6)
Cash inflow from increased gross debt			6.4	29.3
Exchange movement on gross debt net of cash			(4.6)	(0.9)

Increase in gross debt net of cash in the period			(12.1)	(30.2)
Debt issuance costs			—	—
Less amortisation of debt issuance costs			(1.5)	(1.5)

Increase in total debt net of cash in the period			(13.6)	(31.7)
Total debt net of cash at beginning of period			(445.8)	(513.0)

Total debt of cash at end of period			(459.4)	(544.7)

Analysis of movement in net debt

	Movements
	At		Debt	Exchange	At
	December 31,	Cash	issuance	movement	April 3,
	2003	flow	costs	on debt	2004
	£m	£m	£m	£m	£m
Bank overdrafts	(10.3)	(30.7)	—	—	(41.0)
Less: Cash balances	24.6	1.4	—	(0.9)	25.1

Net cash	14.3	(29.3)	—	(0.9)	(15.9)
Debt due after 1 year	(506.5)	—	—	—	(506.5)
Debt due within 1 year	(34.2)	—	—	—	(34.2)
Finance leases	(0.1)	—	—	—	(0.1)

Gross debt	(540.8)	—	—	—	(540.8)

Gross debt net of cash	(526.5)	(29.3)	—	(0.9)	(556.7)
Debt issuance costs	13.5	—	(1.5)	—	12.0

Total net debt	(513.0)	(29.3)	(1.5)	(0.9)	(544.7)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

(a) Reconciliation of operating profit to operating cash flows

	Three Months Ended
	March 29,	April 3,
	2003	2004
	£m	£m
Operating profit before exceptional items	14.8	19.5
Depreciation	4.6	5.1
Amortisation of intangible assets	1.6	2.6
Amortisation of pension prepayment	0.5	—
Decrease in stocks	0.8	1.5
Increase in debtors	(7.4)	(26.1)
Decrease in creditors	(2.7)	(0.8)
Exchange movement in working capital	0.9	(0.9)
Cash flows relating to restructuring and other exceptional items	(1.0)	(2.9)

Net cash (outflow) / inflow from operating activities	12.1	(2.0)

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)

	Three Months Ended
		April 3,
	March 29,	2004
	2003	(restated)
	£m	£m
Profit / (loss) for the financial period	(0.5)	(0.1)
Currency translation differences on foreign currency net investments	1.9	(2.5)

Total recognised gains and losses for the period	1.4	(2.6)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ DEFICIT (UNAUDITED)

	Three Months Ended
		April 3,
	March 29,	2004
	2003	(restated)
	£m	£m
Profit / (loss) for the financial period	(0.5)	(0.1)
Other recognised gains and losses	1.9	(2.5)

Net increase / (reduction) in net liabilities	1.4	(2.6)
Opening net liabilities	(149.8)	(134.4)

Closing net liabilities	(148.4)	(137.0)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Accounting Policies

Interim Financial Statements

The management of Premier Brands Foods plc believe that the accompanying financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the company’s financial position as at April 3, 2004 and the results of operations and cash flows for the three-month periods ended March 29, 2003 and April 3, 2004. The results of operations for the three-month periods are not necessarily indicative of the results to be expected for the full year. The December 31, 2003 balance sheet was derived from Premier’s audited financial statements for the year ended December 31, 2003 but does not include all the disclosures required by generally accepted accounting principles. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, included in Premier’s 2003 report to the bondholders.

Changes to Financial Statements

Amounts previously reported as “profit/(loss) on ordinary activities after taxation” and “total shareholders’ deficit” under UK GAAP as of and for the three-month period ended April 3, 2004 differ from those amounts shown in these unaudited consolidated financial statements. “Profit on ordinary activities after taxation” previously reported for the three-month period ended April 3, 2004 was £2.1 million. “Loss on ordinary activities after taxation” for the three-month period ended April 3, 2004 reported in these unaudited consolidated financial statements is £0.1 million. The decrease in “profit on ordinary activities after taxation” of £2.2 million relates to the recognition of restructuring charges of £0.6 million in connection with the integration of our potato packing and marketing business with our grocery business and £2.4 million in respect of the planned closure of our Edinburgh tea facility, offset by a reduction in our tax charge of £0.8 million on recognition of the additional restructuring costs.

“Total shareholders’ deficit” previously reported as of April 3, 2004 was £134.8 million. “Total shareholders’ deficit” reported in these unaudited consolidated financial statements as of April 3, 2004 is £137.0 million. The £2.2 million increase in “total shareholders’ deficit” relates to the recognition of £3.0 million of restructuring charges described above, offset by a reduction in our tax charge of £0.8 million on recognition of the additional restructuring costs.

Certain promotional expenditures are more appropriately classified as a reduction of “turnover” rather than “selling and distribution costs”. Amounts previously reported for the three-month periods ended March 29, 2003 and April 3, 2004 have been reclassified accordingly, and the effect is set forth in note 2 to this quarterly financial report.

Use of Estimates

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom, under the historical cost convention as modified by the revaluation of Premier’s freehold and long leasehold properties.

The financial statements necessarily include amounts based on judgements and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortisation, deferred income taxes and tax valuation allowances, pension and post retirement benefits, restructuring charges and contingencies among other items.

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary Segmental Analysis

Turnover by product group and turnover by geographical region for both periods presented have been changed from amounts previously reported due to a reclassification of certain promotional expenditures from “selling and distribution costs” to a reduction of “turnover”. Operating profit for the three-month period ended April 3, 2004 has been restated in connection with restructuring charges related to the integration of our potato packing and marketing business with our grocery business and the planned closure of the Edinburgh facility (see note 1 to this quarterly financial report).

By product group

	Turnover		Operating Profit
	Three Months Ended		Three Months Ended
				April 3, 2004
	March 29, 2003	April 3, 2004	March 29, 2003	(restated)
	£m	£m	£m	£m
By sector
Convenience foods, pickles and sauces	89.0	93.8	4.7	3.7
Tea and beverages	36.9	36.5	6.4	7.4
Spreads and desserts	50.2	70.5	1.9	6.8

Grocery products	176.1	200.8	13.0	17.9
Potatoes	35.6	45.6	1.8	1.6

Continuing operations	211.7	246.4	14.8	19.5
Operating exceptional items	—	—	—	(3.5)

Total	211.7	246.4	14.8	16.0

	Net Operating Assets
	Three Months Ended
		April 3, 2004
	March 29, 2003	(restated)
	£m	£m
Grocery products	306.1	390.6
Potatoes	18.9	17.1

Total net operating assets	325.0	407.7
Net debt	(459.4)	(544.7)

Net liabilities	(134.4)	(137.0)

Due to the integrated nature of the Group’s grocery operations (comprising convenience foods, pickles and sauces; tea and beverages; and spreads and desserts segments) the net operating assets of these segments have been grouped.

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

By geographical origin

	Turnover		Operating Profit
	Three Months Ended		Three Months Ended
				April 3, 2004
	March 29, 2003	April 3, 2004	March 29, 2003	(restated)
	£m	£m	£m	£m
By geographical origin
United Kingdom	179.4	213.4	14.4	18.1
Mainland Europe	32.3	33.0	0.4	1.4

Continuing operations	211.7	246.4	14.8	19.5
Operating exceptional items	—	—	—	(3.5)

Total	211.7	246.4	14.8	16.0

	Net Operating Assets
	Three Months Ended
		April 3, 2004
	March 29, 2003	(restated)
	£m	£m
United Kingdom	283.9	372.0
Mainland Europe	41.1	35.7

Total net operating assets	325.0	407.7
Net debt	(459.4)	(544.7)

Net liabilities	(134.4)	(137.0)

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Reclassification of Turnover and Selling and Distribution Costs

Certain promotional expenditure is more appropriately classified as a reduction in “turnover” rather than “selling and distribution” costs. Amounts previously reported have been reclassified accordingly and the effect is set out below:

	Three Months Ended
	March 29, 2003	April 3, 2004
Turnover
As previously reported for the three months ended	217.5	252.7
Selling and distribution costs reclassified as turnover	(5.8)	(6.3)

As reclassified for the three months ended	211.7	246.4

Selling and distribution costs
As previously reported for the three months ended	29.6	31.7
Selling and distribution costs reclassified as turnover	(5.8)	(6.3)

As reclassified for the three months ended	23.8	25.4

3. Exceptional Items

Exceptional items for the three-month period ended April 3, 2004 have been changed from amounts previously reported due to a restatement in connection with restructuring charges related to the integration of our potato packing and marketing business with our grocery business and the planned closure of our Edinburgh facility (see note 1 to this quarterly financial report).

The components of exceptional items are as follows:

	Three Months Ended
		April 3,
	March 29, 2003	2004 (restated)
	£m	£m
Operating exceptional items:
Continuing operations:
Restructuring of production facilities	—	(2.0)
Restructuring of sales and distribution facilities	—	(0.3)
Restructuring of administration facilities	—	(1.2)

Total operating exceptional items	—	(3.5)

Non-operating exception items:
(Loss)/profit on sale of fixed assets	1.6	(0.9)

Total non-operating exceptional items	1.6	(0.9)

Restructuring of Production Facilities

The charge relates to the closure costs of the Edinburgh tea factory following the decision to integrate the operations into the existing tea factory in Moreton by December 2004.

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Restructuring of Sales and Distribution Facilities

The costs incurred on the restructuring of sales and distribution facilities relate to the completion of a redundancy programme, which was in place at December 31, 2003.

Restructuring of Administration Facilities

The charge comprises £0.6 million relating to the restructuring of administration facilities associated with the integration of Ambrosia into existing operations and £0.6 million relating to the restructure of the administration function in our potato business.

Profit/(loss) on Sale of Fixed Assets

The non-operating exceptional expenditure of £0.9 million comprises a loss of £0.4 million generated on the disposal of surplus plant and machinery at our Hadfield site, and a £0.5 million write-down on plant and machinery at our Edinburgh tea factory.

4. Interest Payable and Similar Charges

	Three Months Ended
	March 29, 2003	April 3, 2004
	£m	£m
External interest payable	12.2	13.4
Amortisation of debt issuance costs	1.5	1.5
Exchange movement on US$200.0 million 12% Senior Notes	5.0	—

	18.7	14.9

In January 2003, Premier entered into derivative contracts, which had the effect of fixing the pounds sterling value of the US$200.0 million bond at £129.2 million. A loss of £5.0 million was recorded on entering into these contracts.

5. Stocks

	December 31,	April 3,
	2003	2004
	£m	£m
Raw materials	43.4	35.9
Work in progress	2.5	3.2
Finished goods and goods for resale	76.4	81.7

	122.3	120.8

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.  Net Debt

	December 31,	April 3,
	2003	2004
	£m	£m
Cash balances	(24.6)	(25.1)
Borrowings due within one year:
Other bank loans and overdrafts	10.3	41.0
Senior Credit Facility due within one year	34.2	34.2
Debt issuance costs	(4.7)	(4.0)
Finance leases	0.1	0.1

Total borrowings due within one year	39.9	71.3
Borrowing due after 1 year:
Unsecured subordinated US$200.0 million 12% Senior Notes due 2009	129.2	129.2
Unsecured subordinated £75.0 million 12.25% Senior Notes due 2009	75.0	75.0
Debt issuance costs	—	—

	204.2	204.2
Senior Credit Facility	217.9	217.9
Debt issuance costs	(5.4)	(4.8)

	212.5	213.1
Acquisition Facility	75.0	75.0
Debt issuance costs	(3.4)	(3.2)

	71.6	71.8
Loan from related party	9.3	9.3
Other unsecured loans	0.1	0.1

Total borrowings due after 1 year	497.7	498.5

Total net debt	513.0	544.7

The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on July 31, 2009.

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Maturity profile of net borrowings / (cash):

	December 31,	April 3,
	2003	2004
	£m	£m
Due within one year or on demand	20.0	50.2
Due between 1 and 2 years	47.5	47.5
Due between 2 and 3 years	49.4	49.4
Due between 3 and 4 years	56.3	56.3
Due between 4 and 5 years	64.7	64.7
Due after 5 years	288.6	288.6

	526.5	556.7
Debt issuance costs	(13.5)	(12.0)

Net borrowings	513.0	544.7

Description of Senior Credit Facility and Subordination Arrangements

Senior Credit Facility

In May 2002, Premier Financing entered into an amended and restated Senior Credit Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the “Senior Credit Facility”). Under the Senior Credit Facility, a syndicate of financial institutions made £412.3 million of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line with repayments made. At April 3, 2004, the facilities available to Premier amounted to £352.1 million.

Acquisition Facility

In November 2003, Premier Financing entered into a subordinated facilities agreement with J.P. Morgan plc as arranger, JPMorgan Chase Bank as underwriter, and J.P. Morgan Europe Limited as agent and security agent (the “Acquisition Facility”). Under the Acquisition Facility, a syndicate of financial institutions made an unsecured term loan facility of up to £75.0 million available to Premier Financing for acquisition purposes.

Structure

Senior Credit Facility

The Senior Credit Facility provides for £352.1 million of loan facilities comprising (i) Term A and Term B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Term A Facility is for an amount of up to £187.4 million and the Term B Facility is for an amount of up to £64.7 million. At April 3, 2004, £187.4 million was outstanding on the Term A Facility and £64.7 million was outstanding on the Term B Facility.

The Working Capital Facility in the amount of up to £100.0 million is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At April 3, 2004, £41.0 million had been drawn down as a cash advance under the Working Capital Facility and £15.5 million was utilised for general corporate purposes.

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Acquisition Facility

The Acquisition Facility is for an amount of up to £75.0 million. At April 3, 2004, £75.0 million was outstanding on the Acquisition Facility.

Interest Rates and Fees

Interest on advances under the various facilities is payable at the rate per year equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

-	2.25% per year reducing on the basis of a ratchet reducing in several steps to 1.25% per year dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility and the drawn down amount under the Working Capital Facility. At April 3, 2004, the margin applied to LIBOR on this facility was 1.75%;

-	2.75% per year for the Term B Facility; and

-	4.50% per year for the Acquisition Facility.

Commitment fees are payable at the rate of 0.75% per year of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per year dependent upon certain net debt to consolidated EBITDA ratios. At April 3, 2004, the margin applied to LIBOR in respect of commitment fees was 0.50%. Default interest is payable at the applicable interest rate plus 1% per year.

Security and Guarantees

Premier Financing’s obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

Covenants

The Senior Credit Facility and the Acquisition Facility require Premier Financing to observe certain undertakings, including undertakings relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility and the Acquisition Facility require Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders’ meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility and the Acquisition Facility requires Premier Financing to comply with specified ratios and tests, including EBITDA / total interest expense, total net debt / EBITDA, fixed charge coverage ratio and maximum capital expenditure. During the three-month period to April 3, 2004, we met all covenants imposed by the Indenture, the Senior Credit Facility and the Acquisition Facility.

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year’s budget for use within the first six months of the following financial year. An additional capital expenditure basket permitted by the Senior Credit Facility permits Premier to spend up to £10.0 million in total on capital expenditure, over and above the financial limits prescribed.

Maturity and Amortisation

Senior Credit Facilities

Term Loan Facilities. The Term A Facility will be repaid in semi-annual instalments commencing on June 30, 2002, with the final maturity on December 31, 2007. The Term B facility will be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Working Capital Advances. The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

Acquisition Facility

The Acquisition Facility will be repaid in one instalment on March 31, 2009.

Subordination Deed

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes. In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.

7. Certain Relationships and Related Party Transactions

Certain Relationships and Related Party Transactions

The following related party relationships and transactions have been disclosed because of their material nature to the operations of Premier. Other transactions with entities within the Premier Foods Investments Limited Group are not disclosed as permitted by FRS 8 “Related Party Disclosures.”

Monitoring and Oversight Agreement

In 1999, Premier entered into a 10-year agreement (the “Monitoring and Oversight Agreement”) with Hicks Muse pursuant to which Premier will pay Hicks Muse an annual fee of £l.2 million for providing oversight and monitoring services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one-tenth of one percent of Premier’s budgeted consolidated net sales, but in no event may the fee be less than £l.2 million. In addition, Premier has agreed to indemnify Hicks Muse and its shareholders and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse under the Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisers. In management’s opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid £0.3 million under the agreement to Hicks Muse in the three months ended April 3, 2004 (March 29, 2003: £0.3 million).

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Financial Advisory Agreement

In 1999, Premier and Hicks Muse entered into an agreement (“the Financial Advisory Agreement”) pursuant to which Hicks Muse will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier. The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisers. In management’s opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid £nil in the three months to April 3, 2004 (March 29, 2003: £nil) to Hicks Muse under the Financial Advisory Agreement.

Golden Share

A Golden Share has been issued by Premier Financing with voting rights, which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse, which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

HMTF Poultry Limited

Premier has borrowed £9.3 million (2002: £9.3 million) from HMTF Poultry Limited, an affiliated company. This loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

Transactions with Burtons Foods Limited (“Burton’s”)

Burton’s is a company controlled by affiliates of Hicks Muse. Our directors Mr. Schofield and Mr. Thomas are also directors of Burton’s.

     Cadbury Biscuits Agreement

Premier Foods Limited, Premier International Foods UK Limited, Chivers Hartley Limited (together the “Premier Foods Group”), Burton’s, Cadbury Limited and Cadbury Schweppes plc are parties to an agreement dated May 13, 1986, as amended by a deed of amendment dated April 18, 2002 (the “Cadbury Biscuits Agreement”), whereby Cadbury Limited licenses Premier International Foods UK Limited, Chivers Hartley Limited and Burton’s respectively to manufacture and sell chocolate milk drinks, chocolate spreads, chocolate biscuits and chocolate syrup under certain Cadbury trademarks. The Cadbury Biscuits Agreement continues until 2026 when it is renewable by Premier International Foods UK Limited on terms to be agreed between the parties.

     Chocolate Supply Arrangements

An agreement, dated January 29, 2001, was entered into between Burton’s and Premier International Foods UK Limited (“Premier International”) whereby Premier International agreed to buy its entire requirement of certain Cadbury chocolate products from Burton’s. The consideration payable is determined according to a specified cost price per tonne which shall remain valid until December 31, 2006 and shall be agreed between the parties for each year thereafter. The value of purchases by the Group from Burton’s were £0.1 million in the three months ended April 3, 2004 (March 29, 2003: £0.1 million).

Premier Brands Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     Cocoa Supply Arrangements

Premier International and Burton’s have agreed to cooperate in relation to certain aspects of their respective purchase of cocoa products from Cadbury Limited under the Beverages Agreement and the Biscuits Agreement, respectively. In particular the parties undertake to agree annual budgets for cocoa bean prices and cocoa butter ratios which are used as inputs into the prices of the cocoa products, and to issue joint instructions to Cadbury Limited in respect of their forecasted demands for cocoa products. Premier International made payments to Burton’s of £nil in the three months to April 3, 2004 (March 29, 2003: £nil).

     Sugar Supply Agreements

A strategic partnership agreement, dated December 5, 2003, was entered into between Chivers Hartley Limited, H.L. Foods Limited, Premier Ambient Products (UK) Limited and Premier International (together the “Premier Foods Group”), and British Sugar plc and Burton’s, in relation to the supply of sugar for the calendar years 2004 and 2005.

     Agreement in relation to Distribution of Burton’s Biscuits Products in France

An agreement, dated January 29, 2001, was entered into between Premier Brands France SA and Burton’s whereby Premier Brands France SA was appointed Burton’s exclusive distributor for the promotion and sale of certain chocolate biscuit products in France. This agreement renews automatically for continuous periods of two years unless terminated by either party giving the other six months’ written notice. Premier Brands France SA shall buy the products at specified prices, and are liable for all taxes, imports and duties. The value of purchases by the Group from Burton’s were £1.2 million in the three months to April 3, 2004 (March 29, 2003: £1.3 million).

     Shared Property at Centrium Business Park, St. Albans

On October 3, 2003, Premier sublet premises at its head office site at Centrium Business Park, St. Albans to Burton’s. The lease is for a duration of 15 years at an annual rent of £163,000 with the first year rent free.

     Sale of Freehold Land and Buildings

In January 2003, surplus land and buildings at the Moreton site were transferred to Burton’s in exchange for the receipt of a warehouse at Risley, near Warrington. The properties at Moreton and Risley were both valued at £3.0 million by an independent third party.

FRS 8 “Related Party Disclosures”

The Company is a wholly owned subsidiary undertaking of Premier Foods Investments No. 3 Limited, which prepares consolidated financial statements made available for public disclosure. In accordance with the exemptions available to such undertakings under FRS 8 “Related Party Disclosures,” no other disclosure of related party transactions with Premier Foods Investments No. 3 Limited group companies has been made in these financial statements.

Premier Brands Foods plc

Summary of Differences Between United Kingdom and United States Generally Accepted Accounting
Principles (Unaudited)

The Consolidated Financial Statements have been prepared in accordance with U.K. GAAP, which differ in certain material respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

The unaudited amounts previously reported as net income and total shareholders’ deficit under U.S. GAAP as of and for the three-month period ended April 3, 2004 differ from those unaudited amounts shown in this quarterly report. Net income under U.S. GAAP previously reported for the three-month period ended April 3, 2004 was £2.1 million. Net income under U.S. GAAP for the three-month period ended April 3, 2004 reported in this quarterly report is £1.7 million. The decrease in net income under U.S. GAAP of £0.4 million relates to the recognition of total restructuring charges of £0.6 million in connection with the integration of our potato packing and marketing business with our grocery business offset by a reduction in our tax charge of £0.2 million. Total shareholders’ deficit previously reported under U.S. GAAP as of April 3, 2004 was £94.6 million. Total shareholders’ deficit reported in this quarterly report as of April 3, 2004 is £95.0 million. The £0.4 million increase in total shareholders’ deficit relates to the recognition of restructuring charges and reduction in tax as described above.

The amount by which net income was restated under U.S. GAAP differs from the amount by which “profit/(loss) on ordinary activities after taxation” was restated under U.K. GAAP since we did not meet all of the criteria for recognition of restructuring charges related to the planned closure of our Edinburgh tea facility under U.S. GAAP.

The following reconciliations are presented as required under the terms of the Indenture, together with Release No. 34-47226 “Conditions for Use of Non-GAAP Financial Measures”, issued by the U.S. Securities and Exchange Commission.

We are required under the terms of the Indenture to provide, to the trustee and the holders of the Senior Notes, all quarterly financial statements that would be required by Form 10-Q in U.K. GAAP with a reconciliation to U.S. GAAP of EBITDA calculated from amounts determined under U.S. GAAP, total assets, total debt and shareholders’ equity. We have, therefore, included EBITDA calculated from amounts determined by U.S. GAAP in this quarterly financial report. In addition, our banking covenants under the Senior Credit Facility require ratios of total net interest and total net debt to EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP. We have, therefore, included EBITDA before exceptional items, calculated from amounts determined by U.K. GAAP in this quarterly financial report. Further, we believe that the high yield investor community commonly uses EBITDA, calculated in the manner defined below, as a measure of the operating performance of businesses and their ability to generate cash.

As presented herein, EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP, represents for presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortisation of goodwill, intangible assets and pension prepayments and any other non-cash income and non-cash charges. This definition is in accordance with the definition of EBITDA in our Senior Credit Facility.

EBITDA, calculated from amounts determined under U.S. GAAP, represents, for presentation purposes, the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation and amortisation of intangible assets.

The following table reconciles EBITDA before exceptional items calculated from amounts determined under U.K. GAAP to EBITDA calculated from amounts determined under U.S. GAAP:

Premier Brands Foods plc

Summary of Differences Between United Kingdom and United States Generally Accepted Accounting
Principles (Unaudited) Continued

	Three Months Ended
		April 3,
	March 29,	2004
	2003	(restated)
	£m	£m
EBITDA before exceptional items calculated from amounts determined under U.K. GAAP	21.5	27.2
U.S. GAAP adjustments:
Derivative financial instruments	(1.2)	(0.5)
Non-operating exceptional items(1)	1.6	(0.4)
Operating exceptional items(2)	—	(1.6)
Pensions	(1.4)	(0.9)

Net U.S. GAAP adjustments	(1.0)	(3.4)

EBITDA calculated from amounts determined under U.S. GAAP	20.5	23.8

(1) Non-operating exceptional items exclude £0.5 million on the write-down on plant and machinery following the announcement of the closure of our Edinburgh tea factory.
(2) Operating exceptional items exclude £1.9 million of closure costs relating to our closure of our Edinburgh tea factory.

EBITDA is not a measurement of operating performance, profitability or liquidity calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP. EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA may not be indicative of our historical operating results and is not meant to be a prediction of our future results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to similarly entitled measures of other companies.

The following table reconciles operating profit presented under U.K. GAAP to EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP and to net cash inflow from operating activities presented under U.K. GAAP:

	Three Months Ended
	March 29,	April 3,
	2003	2004
	£m	£m
Operating profit before exceptional items presented under U.K. GAAP	14.8	19.5
Depreciation of fixed assets	4.6	5.1
Amortisation of goodwill and intangible assets	1.6	2.6
Amortisation of pension prepayment	0.5	—

EBITDA before exceptional items calculated from amounts determined under U.K. GAAP	21.5	27.2
Exceptional cash outflows	(1.0)	(2.9)
Working capital movements	(8.4)	(26.3)

Net cash inflow from operating activities	12.1	(2.0)

Premier Brands Foods plc

Summary of Differences Between United Kingdom and United States Generally Accepted Accounting
Principles (Unaudited) Continued

The following table reconciles net income presented under U.S. GAAP to EBITDA calculated from amounts determined under U.S. GAAP and to net cash inflow provided by operating activities under U.S. GAAP:

	Three Months Ended
		April 3,
	March 29,	2004
	2003	(restated)
	£m	£m
Net income under U.S. GAAP	(0.3)	1.7
Taxation	(1.7)	0.6
Net interest payable	17.3	15.3

Income from operations under U.S. GAAP	15.3	17.6
Depreciation of fixed assets	4.6	5.1
Amortisation of intangible assets	0.6	1.1

EBITDA calculated from amounts determined under U.S. GAAP	20.5	23.8
Non-cash movements
Restructuring charges	(1.6)	2.0
Pension charge	1.4	0.9
Derivative financial instruments	1.2	0.5
Cash movements
Working capital movements	(8.2)	4.4
Interest paid	(16.7)	(18.5)
Taxation	(0.2)	—
Payments in respect of restructuring charges	(1.0)	(2.9)

Net cash inflow / (outflow) provided by operating activities under U.S. GAAP	(4.6)	10.2

The following table reconciles total assets as reported under U.K. GAAP to total assets as reported under U.S. GAAP:

	December 31,	April 3,
	2003	2004
	£m	£m
Total assets as reported under U.K. GAAP	615.8	634.8
US GAAP adjustments:
Goodwill not capitalised under U.K. GAAP	213.3	213.3
Accumulated amortisation of goodwill not capitalised under U.K. GAAP	(189.7)	(189.7)
Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP	8.7	10.6
Amortisation of intangible assets recognised as goodwill under U.K. GAAP	(1.7)	(2.1)
Capitalisation of tax benefit on acquisition of intangible assets	8.6	8.6
Pensions	25.5	24.6
Debt issuance costs	13.5	12.0
Derivative financial instruments	(2.0)	(1.1)
Revaluation of fixed assets	(4.0)	(4.0)

Net U.S. GAAP adjustments	72.2	72.2

Total assets as reported under U.S. GAAP	688.0	707.0

Premier Brands Foods plc

Summary of Differences Between United Kingdom and United States Generally Accepted Accounting
Principles (Unaudited) Continued

	December 31,	April 3,
	2003	2004
	£m	£m
Total net debt as reported under U.K. GAAP	513.0	544.7
U.S. GAAP adjustments:
Cash	24.6	25.1
Debt issuance costs	13.5	12.0
Valuation difference on U.S.$200.0 million 12% Senior Notes	(17.3)	(19.8)

Total debt as reported under U.S. GAAP	533.8	562.0

Total net debt as reported under U.K. GAAP comprises cash, overdrafts which do not have a legal right of offset, borrowings under the Senior Credit Facility, the Acquisition Facility, Senior Notes, finance leases and other borrowings, offset by debt issuance costs. Total debt as reported under U.S. GAAP comprises overdrafts, which do not have a legal right of offset, borrowings under the Senior Credit Facility, Senior Notes, Acquisition Facility, finance leases and other borrowings.

Premier entered into forward exchange contracts in January 2003 to purchase U.S.$200.0 million. These had the effect under U.K. GAAP of fixing the pounds sterling value of the U.S.$200.0 million Senior Notes at £129.2 million. A loss of £5.0 million was recorded on entering into these contracts. Under U.S. GAAP, the U.S.$200.0 million Senior Notes are translated into pounds sterling at the period exchange rate and the forward exchange contracts are measured at fair value.

The following table reconciles total shareholder’s deficit as reported under U.K. GAAP to total shareholders’ deficit as reported under U.S. GAAP:

		April 3,
	December 31,	2004
	2003	(restated)
	£m	£m
Total shareholders’ deficit as reported under U.K. GAAP	(134.4)	(137.0)
U.S. GAAP adjustments:
Goodwill not capitalised under U.K. GAAP	213.3	213.3
Accumulated amortisation of goodwill not capitalised under U.K. GAAP	(189.7)	(189.7)
Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP	8.7	10.6
Amortisation of intangible assets recognised as goodwill under U.K. GAAP	(1.7)	(2.1)
Capitalisation of tax benefit on acquisition of intangible assets	8.6	8.6
Pensions	25.5	24.6
Deferred tax	(18.7)	(18.0)
Derivative financial instruments	(19.1)	(22.9)
Valuation difference on US$200.0 million 12% Senior Notes	17.3	19.8
Restructuring charges	—	2.4
Current taxation charge	—	(0.6)
Revaluation of fixed assets	(4.0)	(4.0)

Net U.S. GAAP adjustments	40.2	42.0

Total shareholders’ deficit as reported under U.S. GAAP	(94.2)	(95.0)

Premier Brands Foods plc

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated financial condition and results of operations of the Company and its operating subsidiaries for the three-month periods ended March 29, 2003 and April 3, 2004. You should read the following discussion in conjunction with the financial statements (the “Financial Statements”), including the notes thereto, included elsewhere in this Form 6-K. You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The most significant differences between U.K. GAAP and U.S. GAAP are described elsewhere in this quarterly financial report and note 24 to our 2003 annual report to bondholders and annual report on Form 20-F.

Overview

We manufacture and market grocery products for the retail grocery and food service markets in three principal product groups: (i) convenience foods, pickles and sauces; (ii) tea and beverages; and (iii) spreads and desserts. We also operate a potato packing and marketing business. Our products are sold under both retailer brand and our own popular brand names, which include HP and Crosse & Blackwell convenience foods, Typhoo tea, Cadburys’ chocolate drink mixes, Branston and Haywards pickles, Sarsons vinegar, Loyd Grossman cooking sauces and soups, Marvel powdered creamer, Chivers and Hartley’s preserves, Sun-Pat peanut butter, Rowntree’s and Chivers jellies, Smash instant potato, Ambrosia custard and milk puddings, Waistline salad dressings and Materne compote and jam.

Recent Developments

In December 2003, we acquired the ambient desserts business in the United Kingdom and the Republic of Ireland of Unilever Bestfoods UK Limited for a net consideration of £106.3 million (“Ambrosia”). The acquired business manufactures Ambrosia custard and milk puddings and Brown & Polson cornflour and desserts. The purchase price was funded through existing cash resources and an additional £75.0 million Acquisition Facility, subordinated to the existing Senior Credit Facility. The integration of the business was completed by the end of March 2004, with all elements of the acquired business operating on our systems.

As reported in our 2003 annual report on Form 20-F, we are licenced by Cadbury Schweppes plc to use the Cadbury and Cadbury’s brand names in connection with our manufacture and marketing of cocoa-based beverages. The licence under which we manufacture and market hot chocolate drinks is automatically renewable in 2006 unless Cadbury Schweppes plc gives notice that it will not renew this license on or before one year prior to the expiration of the initial term of the licence. In a letter dated April 30, 2003, Cadbury Schweppes plc expressed their intention not to renew the licence beyond 2006 on current terms. They have not yet served formal notice on us regarding non-renewal of the licence, and negotiations regarding the future trading relationship are ongoing.

During the first quarter of 2004, following consultation with the workforce, we announced plans to close our Edinburgh facility and transfer production to our Moreton facility. This transfer is expected to be completed by December 2004.

In March 2004, we commenced a restructuring programme at MBM, our potato packing and marketing business, to enhance MBM’s integration with Premier’s grocery business, thereby enabling MBM to benefit from Premier’s scale and Premier to utilise MBM’s vegetable procurement expertise.

Comparative Results of Operations

Amounts previously reported for our unaudited consolidated profit/(loss) on ordinary activities after taxation and total shareholders’ deficit under UK GAAP differ from those amounts shown as of and for the three-month period ended April 3, 2004 presented in this quarterly report. The unaudited amounts presented in this quarterly report have been restated under UK GAAP in connection with the recognition of certain restructuring charges related to the integration of our potato and marketing business with our grocery business and the planned closure of our Edinburgh facility. A discussion of the impact of the restatement on our profit/(loss) on ordinary activities after taxation and total shareholders’ deficit is included in note 1 to our unaudited consolidated financial statements beginning on page 8 of this quarterly report.

Premier Brands Foods plc

Amounts previously reported as turnover in our unaudited consolidated profit and loss accounts for the three-month periods ended April 3, 2004 and March 29, 2003 have been changed to reflect the reclassification of certain promotional expenditures which were more appropriately classified as a reduction in “turnover” rather than “selling and distribution costs”. A discussion of the impact of the reclassification is included in notes 1 and 2 to our unaudited consolidated financial statements beginning on page 8 of this quarterly report.

Three Months Ended April 3, 2004 Compared to Three Months Ended March 29, 2003

Sales. Sales by our continuing operations were £246.4 million for the three months ended April 3, 2004, an increase of £34.7 million, or 16.4%, compared to sales of £211.7 million for the three months ended March 29, 2003. Excluding Ambrosia, continuing sales were £230.7 million for the three months ended April 3, 2004, an increase of £19.0 million, or 9.0%. The primary reasons for the increase in sales are documented below.

     Convenience Foods, Pickles and Sauces

Sales by our convenience foods, pickles and sauces segment were £93.8 million for the three months ended April 3, 2004, an increase of £4.8 million, or 5.4%, as compared to sales of £89.0 million for the three months ended March 29, 2003. Convenience foods sales increased, largely due to increases in sales of soup, particularly our Loyd Grossman soups in pouches, partially offset by a decline in the sales of canned vegetables. In addition, our pickles sales increased through the continued growth of Branston sweet and Branston sour pickles, combined with an increase in retailer brand sales, largely from sales of table sauces and salad dressings. Sales in our sauces business increased largely from increases in sales volumes, especially in our premium Loyd Grossman range of sauces.

     Tea and Beverages

Sales by our tea and beverages segment were £36.5 million for the three months ended April 3, 2004, a decrease of £0.4 million, or 1.1%, compared to sales of £36.9 million for the three months ended March 29, 2004. The decrease in sales was primarily due to our tea business, following the final stages of our exit from certain low-margin contracts. Margins on these contracts decreased due to pricing pressure in the retailer brand tea market, caused by excess capacity. Sales volumes of Typhoo were also lower in the first quarter of 2004, due to reduced trade marketing expenditure in response to heavy promotional activity by our major branded competitors resulting in a decrease in sales. These sales decreases within tea were partially offset by an increase in sales from our chocolate beverages business, primarily from Cadbury, for the three months ended April 3, 2004 compared to the three months ended March 29, 2003.

     Spreads and Desserts

Sales by our spreads and desserts segment were £70.5 million for the three months ended April 3, 2004, an increase of £20.3 million, or 40.4%, compared to sales of £50.2 million reported for the three months ended March 29, 2003. Excluding Ambrosia, sales were £54.8 million for the three months ended April 3, 2004, an increase of £4.6 million, or 9.2% compared to the three months ended March 29, 2003. The increase in sales in our spreads and desserts segment was primarily due to: an increase in the value of branded and retailer brand honey sales, with sales for the three months ended April 3, 2004 reflecting price increases which were made in order to pass on increases in raw materials costs; an increase in branded jelly sales, primarily from our Rowntree’s brand; and the inclusion of sales from Ambrosia, which we acquired in December 2003. Sales from Ambrosia contributed £15.7 million of sales for the three months ended April 3, 2004. The sterling value of sales in France saw growth of £1.6 million, or 6.4%, comparing the quarter ended April 3, 2004 with the quarter ended March 29, 2003.

     Potatoes

Potato sales were £45.6 million for the three months ended April 3, 2004, an increase of £10.0 million, or 28.1%, compared to sales of £35.6 million for the three months ended March 29, 2004. This improvement reflects an increase in the market price of potatoes, although the slowdown in 2003 has continued into 2004. Pressure on margins due to continued pricing pressures from the major retailers has reduced, but trading remains competitive, with operating profit for the business running slightly behind last year.

Premier Brands Foods plc

Premier Consolidated

Gross Profit. Gross profit was £57.4 million for the three months ended April 3, 2004, an increase of £11.2 million, or 22.9%, over gross profit of £46.7 million for the three months ended March 29, 2003. Gross margin was 23.3% for the three months ended April 3, 2004, an increase of 1.2 percentage points compared to the gross margin of 22.1% for the three months ended March 29, 2003. Excluding Ambrosia, gross profit was £51.1 million for the three months ended April 3, 2004, an increase of £4.4 million, or 9.4% over 2003. The increase in gross profit and gross profit margin over the same period in 2003 is primarily a reflection of increased sales and market share growth in our sauces, pickles and spreads and desserts businesses, offset by an increase in cost of sales which primarily reflected the inclusion of sales from Ambrosia and increased market prices of potatoes. Although there was an absolute increase of £24.2 million, cost of sales as a percentage of total sales decreased from 77.5% to 76.4% for the three months ended March 29, 2003 and April 3, 2004, respectively. This decrease reflected improvements in cost of sales within our tea business, as a result of our strategy to exit from certain low-margin tea contracts, and within our desserts business, reflecting the lower cost of sales as a proportion of sales from Ambrosia.

Selling and Distribution Expenses. Selling and distribution expenses were £25.4 million for the three months ended April 3, 2004, an increase of £1.6 million, or 6.7%, over selling and distribution expenses of £23.8 million for the three months ended March 29, 2003. The increase is primarily due to increased marketing costs on Ambrosia, following its acquisition in December 2003, offset by a reduction on consumer marketing expenditure in our beverages business due to a different quarterly phasing of the consumer marketing plan for the Cadbury brand in 2004, compared to 2003.

Administrative Costs. Administrative expenses were £12.5 million for the three months ended April 3, 2004, an increase of £4.4 million, or 54%, over administrative expenses of £8.1 million for the three months ended March 29, 2003. The increase is primarily due to increased goodwill amortisation following the acquisition of Ambrosia in December 2003, a slight increase in pension costs and an increase in the provision for performance related payments to employees for 2004 as compared to the reversal of an over accrual on this line in the comparable period of 2003.

Operating Profit Before Operating Exceptional Items. Operating profit before operating exceptional items was £19.5 million for the three months ended April 3, 2004, an increase of £4.7 million, or 31.8%, compared to operating profit before operating exceptional items of £14.8 million for the three months ended March 29, 2003. Excluding Ambrosia, operating profit before operating exceptional items was £16.5 million for the three months ended April 3, 2004, an increase of £1.7 million, or 11.5%, compared to the three months ended March 29, 2003. The increase in operating profit before amortisation and operating exceptional items was primarily a reflection of an improved product mix with a higher percentage of branded products within our recently acquired and existing businesses. It also reflects the increases in sales volumes described above and a change in the quarterly phasing in consumer marketing expenditure on Cadbury in 2004, compared to 2003. Operating margin increased to 7.9% for the three months ended April 3, 2004, from 7.0% for the three-month period ended March 29, 2003. Excluding Ambrosia, operating margin increased to 7.2% for the three-month period ended April 3, 2004, from 7.0% for the three-month period ended March 29, 2003.

Operating Exceptional Items. Operating exceptional charges of £3.5 million were incurred in the three months to April 3, 2004, compared to no operating exceptional charges in the three-month period to March 29, 2003. The restructuring of production facilities charge relates to the closure costs of the Edinburgh tea factory following the decision to integrate the operations into the existing tea factory in Moreton by December 2004. A provision of £1.9 million was provided at April 3, 2004. Other production restructuring costs of £0.1 million were incurred in the three months to April 3, 2004. The restructuring of sales and distribution facilities costs of £0.3 million incurred on the restructuring of sales and distribution facilities relate to the completion of a redundancy programme, which was in place at December 31, 2003. The restructuring of administration facilities charge of £0.6 million relates to the restructuring of administration facilities associated with the integration of Ambrosia into existing operations. A further £0.6 million of costs relate to the restructure of the administration function in our potato business following the announcement of a programme to enhance integration of our grocery business with our potato business.

Non-Operating Exceptional Items. Non-operating exceptional expenses of £0.9 million were incurred in the three months to April 3, 2004, compared to non-operating exceptional income of £1.6 million in the three month period to March 29, 2003. The non-operating exceptional expenses of £0.4 million relates to a loss generated on the disposal of surplus plant and machinery at our Hadfield site and £0.5 million write-down of plant and machinery at our Edinburgh tea factory following the announcement to transfer production to our Moreton factory. The non-operating exceptional income in 2003 related to the profit on sale of property at our Moreton site.

Premier Brands Foods plc

Liquidity and Capital Resources

Net cash inflow/(outflow) from operating activities for the three months ended April 3, 2004 was an outflow of £2.0 million, compared to an inflow of £12.1 million for the three months ended March 29, 2003. The principal reason for the increased outflow is due to a build in working capital in relation to Ambrosia and higher levels of debtors due to increased sales and timing differences on debtor receipts.

We incurred capital expenditure of £8.7 million for the three months ended April 3, 2004 and £2.7 million for three-month period ended March 29, 2003. Capital projects in the quarter to April 3, 2004 include the finalisation of the Branston relocation from Hadfield to our Bury St. Edmunds site, new cooking and table sauce lines at our Bury St. Edmunds site and packing efficiency projects at our Long Sutton and Wisbech sites.

Interest payments on the notes and interest and principal payments under the Senior Credit Facility represent significant cash requirements for us. Borrowings under the Senior Credit Facility and the Acquisition Facility bear interest at floating rates and require interest payments on varying dates. Borrowings under the Senior Credit Facility at April 3, 2004 consisted of: (i) £252.1 million under the Term Facilities, which comprised £187.4 million under the Term A Facility and £64.7 million under the Term B Facility; and (ii) £41.0 million drawn down as a cash advance under the £100.0 million Working Capital Facility. General corporate purposes utilised a further £15.5 million of the Working Capital Facility. The Working Capital Facility will cease to be available on December 31, 2007. Borrowings under the Acquisition Facility at April 3, 2004 were £75.0 million.

At April 3, 2004, the total debt relating to our bonds was £204.2 million, comprising £75.0 million under the pound sterling denominated bond and £129.2 million under the U.S. dollar denominated bond. We had a further £9.3 million interest free loan from an affiliated company.

The table below sets out the maturity schedule for our net debt:

	At December 31, 2003	At April 3, 2004
	£m	£m
Cash	(24.6)	(25.1)
Debt maturing in:
Less than 1 year	44.6	75.3
1 to 2 years	47.5	47.5
2 to 3 years	49.4	49.4
3 to 4 years	56.3	56.3
4 to 5 years	64.7	64.7
More than 5 years	288.6	288.6

Total	551.1	581.8
Debt issuance costs	(13.5)	(12.0)

Net debt	513.0	544.7

Our primary sources of liquidity are cash flow from operations and borrowings under the existing credit facility. While we believe that cash generated from our operations, together with available borrowings under the Senior Credit Facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the Notes, or to make necessary capital expenditures.

During the three-month period to April 3, 2004, we were not in default of any of the covenants imposed by the Indenture, the Senior Credit Facility or the Acquisition Facility.

We do not have material off-balance sheet arrangements, other than derivative instruments described in note 20 to the annual report to the bondholders. We use these derivative financial instruments solely to manage commercial and financial risk. Our related party transactions are detailed in note 22 to our 2003 annual report to

Premier Brands Foods plc

bondholders and annual report on Form 20-F and note 7 to the unaudited consolidated financial statements beginning on page 16 of this quarterly report.

On July 5 2004 we notified the holders of the Notes as follows:

“Premier Brands Foods plc (formerly Premier Foods plc) announces to the holders of its Sterling-Denominated and Dollar-Denominated Senior Notes due 2009 that Premier Foods plc, a company recently incorporated under the laws of England and Wales, intends to conduct a capital raising of approximately £300 million (gross proceeds) as part of a primary and secondary equity offering. In connection with the capital raising, Premier Foods plc will become the new holding company of Premier Brands Foods plc shortly before the completion of the capital raising. In the event that Premier Foods plc completes the capital raising, Premier Brands Foods plc expects that a portion of the net proceeds will be used to repay existing group debt.

Significant Accounting Policies

Our significant accounting policies are described in note 1 to our 2003 annual report to the bondholders. Certain of our accounting policies require the application of judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate. Our significant accounting policies include:

Tax provisioning. Premier estimates amounts due to tax authorities both in the United Kingdom and overseas jurisdictions based on profit before tax multiplied by the standard rate of corporation tax adjusted for estimated disallowable expenditure, non-taxable income and timing differences. The provision for outstanding tax exposures is reassessed as queries are resolved with local tax authorities.

Deferred taxes. Management judgement is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognised. We recognise deferred tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. We have considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognised.

Sales rebates and discounts. Sales rebate and discount reserves are established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates. Provision is made at the time of sale and released, if unutilised, after assessment of the likelihood of such a claim being made.

Pensions. The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 6 to our 2003 annual report to bondholders and annual report on Form 20-F and include, among others, the discount rate, expected long term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. and U.S. GAAP, actual results that differ from our assumptions are accumulated and amortised over future periods and therefore, generally affect our recognised expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future expense.

Valuation of Goodwill, Intangible and Other Fixed Assets. Under U.K. GAAP, Premier’s accounting policy is to amortise property, plant and equipment, goodwill and intangible assets over their estimated useful lives. Estimated useful lives are based on management’s estimates of the period that the assets will generate revenue. For the differences between U.K. GAAP and U.S. GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets see note 24 to our 2003 annual report to bondholders and annual report on Form 20-F. We additionally consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors considered important which could trigger an impairment review include the following:

Premier Brands Foods plc

•	under performance relative to historical or projected future operating results;

•	changes in the manner of use of the assets or the strategy for the overall business; and

•	negative industry or economic trends.

When we determine that the carrying value of the asset concerned may have been impaired, we record an impairment charge. The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

Quantitative and Qualitative Disclosures about Market Risk

Currency Fluctuation

Over 80% of our business is conducted in the United Kingdom with our remaining operations in France and other European countries. We also source raw materials from countries around the world and export our products to various countries. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk.

We incur currency transaction risk whenever we enter into either a purchase or sales transaction using a currency other than one in which we regularly operate and incur expenses. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business.

With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency and then translated into pounds sterling for inclusion in our consolidated financial statements.

Interest Rate Risk

Our borrowings are principally denominated in pounds sterling, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt.

In addition, we have entered into a cross currency swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.

We pay interest at the following rates on our borrowings:

	Amount outstanding		Interest rate	Interest rate at
Borrowings	at April 3, 2004		payable per year	April 3, 2004
Term A Facility		£187.4 million	LIBOR plus margin	6.1367%
Term B Facility		£64.7 million	LIBOR plus margin	7.1367%
Drawn Working Capital Facility		£41.0 million	LIBOR plus margin	6.1367%
Working Capital Facility utilised for other purposes		£15.5 million	Various	Various
Unutilised Working Capital Facility		£43.5 million	0.25%-0.75%	0.50%
U.S.$200 million Senior Notes	U.S.$	200.0 million	12.00%	12.00%
£75 million Senior Notes		£75.0 million	12.25%	12.25%
£75 million Acquisition Facility		£75.0 million	LIBOR plus margin	8.89%

The margin applicable to the Term A Facility and drawings under the Working Capital Facility is 2.25% per year reducing on the basis of a ratchet in several steps to 1.25% per year dependent upon certain net debt to consolidated EBITDA ratios. At April 3, 2004, the margin applied to LIBOR on this facility was 1.75%. The

Premier Brands Foods plc

margin applied to LIBOR at April 3, 2004 on the Term B Facility was 2.75%. The above interest rate at April 3, 2004 excludes any adjustment to LIBOR as a result of interest rate hedging. This is because the derivative instruments used to fix the interest rates are not allocated specifically against Term A, Term B, the drawn Working Capital Facility or the Acquisition Facility.

The utilisation of the Working Capital Facility for other purposes incurs fees dependent upon the purpose for which the facility is used. Commitment fees are payable at the rate of 0.75% per year of the undrawn portion of the relevant facilities. The interest payable per year on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per year dependent upon certain net debt to consolidated EBITDA ratios. At April 3, 2004, the margin applied to LIBOR in respect of commitment fees was 0.50%.

Credit Risk

Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is our policy to insure all third party trade debt. We do not consider there to be any significant concentration of credit risk at April 3, 2004.

Inflation

We do not believe that our businesses are affected by inflation to any greater extent than other similarly situated businesses in our industry.